EXHIBIT 99.4

Sangoma Announces Change of Auditor to KPMG LLP

MARKHAM, Ontario, Oct. 11, 2022 (GLOBE NEWSWIRE) -- Sangoma Technologies Corporation (TSX: STC; Nasdaq: SANG) (“Sangoma” or the “Company”), a trusted leader in delivering cloud-based Communications as a Service solutions for companies of all sizes, today announced today announced that it has changed its auditors from MNP LLP (“Former Auditor”) to KPMG LLP (“Successor Auditor”) effective September 27, 2022.

At the request of the Company, the Former Auditor resigned as the auditor of the Company and the Board of Directors of the Company appointed the Successor Auditor as the new auditor effective September 27, 2022, until the close of the Company’s next Annual General Meeting.

There were no reservations in the Former Auditor’s audit reports for any financial period during which the Former Auditor was the Company’s auditor. There are no “reportable events” (as the term is defined in National Instrument 51-102 – Continuous Disclosure Obligations) between the Company and the Former Auditor.

In accordance with National Instrument 51-102, the Notice of Change of Auditor, together with the required letters from the Former Auditor and the Successor Auditor, have been reviewed by the Company’s Audit Committee and will be filed on SEDAR accordingly.

About Sangoma Technologies Corporation
Sangoma Technologies is a trusted leader in delivering value-based Communications as a Service (CaaS) and Managed Service Provider (“MSP”) solutions for businesses of all sizes. Sangoma’s cloud-based communication services include Unified Communication (UCaaS) business communications, Contact Center as a Service (CCaaS), Video Meetings as a Service (MaaS), Collaboration as a Service (Collab aaS), Communications Platform as a Service (CPaaS), Trunking as a Service (TaaS), Fax as a Service (FaaS), Device as a Service (DaaS), and Access Control as a Service (ACaaS). In addition, Sangoma offers a full line of communications Products, including premise-based UC systems, a full line of desk phones and headsets, and a complete connectivity suite (gateways/SBCs/telephony cards). Sangoma’s products and services are used in leading UC, PBX, IVR, contact center, carrier networks, office productivity, and data communication applications worldwide. Sangoma is also the primary developer and sponsor of Asterisk and FreePBX, the world’s two most widely used open-source communication software projects.

Sangoma Technologies Corporation is publicly traded on the Toronto Stock Exchange (TSX: STC) and Nasdaq (Nasdaq: SANG). Additional information on Sangoma can be found at: www.sangoma.com.

Sangoma Technologies Corporation
Larry Stock
Chief Financial Officer
(256) 428-6285
lstock@sangoma.com